Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

CVS Caremark Corporation:

We consent to the incorporation by reference of our reports dated February 20, 2006, with respect to the consolidated balance sheet of Caremark Rx, Inc. and subsidiaries as of December 31, 2005, and the related consolidated statements of income, changes in stockholders’ equity and comprehensive income and cash flows for each of the years in the two-year period ended December 31, 2005 and all related financial statement schedules, which reports appear in the December 31, 2006 annual report on Form 10-K of Caremark Rx, Inc.

/s/ KPMG LLP

KPMG LLP

May 17, 2007